EX-99.B(d)(2)(ii)

Appendix A

Wells Fargo Funds Trust

Galliard Investment Sub-Advisory Agreement

Aggressive Allocation Fund1 (currently named the Strategic Growth Allocation Fund)

Conservative Allocation Fund2 (currently named the Strategic Income Fund)

Diversified Bond Fund

Diversified Equity Fund

Diversified Small Cap Fund

Growth Balanced Fund

Growth Equity Fund

Moderate Balanced Fund

Stable Income Fund

Most Recent Annual Approval Date: April 4, 2005

Appendix A amended: November 2, 2004

[1]	On November 2, 2004, the Board of Trustees approved certain Fund name changes. Effective April 11, 2005, the Strategic Growth Allocation Fund will be renamed the Aggressive Allocation Fund.
[2]	On November 2, 2004, the Board of Trustees approved certain Fund name changes. Effective April 11, 2005, the Strategic Income Fund will be renamed the Conservative Allocation Fund.

SCHEDULE A

WELLS FARGO FUNDS TRUST

INVESTMENT SUB-ADVISORY AGREEMENT

FEE AGREEMENT

This fee agreement is made as of the 7th day of August, 2001, by and between Wells Fargo Funds Management, LLC (the “Adviser”) and Galliard Capital Management, Inc. (the “Sub-Adviser”); and

WHEREAS, the parties and Wells Fargo Funds Trust (the “Trust”) have entered into an Investment Sub-Advisory Agreement (“Sub-Advisory Agreement”) whereby the Sub-Adviser provides investment management advice to each series of the Trust as listed in Schedule A to the Sub-Advisory Agreement (each a “Fund” and collectively the “Funds”).

WHEREAS, the Sub-Advisory Agreement provides that the fees to be paid to the Sub-Adviser are to be as agreed upon in writing by the parties.

NOW THEREFORE, the parties agree that the fees to be paid to the Sub-Adviser under the Sub-Advisory Agreement shall be calculated as follows on a monthly basis by applying the following annual rates per Fund for assets formerly invested in the Managed Fixed Income Portfolio, Stable Income Portfolio or the Strategic Value Bond Portfolio:

0.10% for the first $500 million;

0.05% for the next $1 billion; and

0.03% for sums in excess of $1.5 billion.

In determining whether a particular breakpoint has been reached, the Adviser and the Sub-Adviser agree that the assets of each Fund that had assets invested in the Managed Fixed Income Portfolio, Stable Income Portfolio, or the Strategic Value Bond Portfolio shall be combined. After combining the assets of the affected Funds, the Adviser shall determine a blended fee rate. The blended fee rate shall be applied equally across the Funds.

No fee, however, shall be payable hereunder with respect to a Fund during any period in which the Fund invests all (or substantially all) of its investment assets in a registered, open-end, management investment company, or separate series thereof, in accordance with and reliance upon Section 12(d)(1)(E) under the Act.

The net assets under management against which the foregoing fees are to be applied are the net assets as of the last day of the month. If this fee agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for that part of the month this agreement is in effect shall be subject to a pro rata adjustment based on the number of days elapsed in the current month as a percentage of the total number of days in such month. During any period when the determination of net asset value is suspended, the net asset value for the last day prior to such suspension shall for this purpose be deemed to be the net asset value at the close of the month.

The foregoing fee schedule shall remain in effect until changed in writing by the parties.

The foregoing fee schedule is agreed to as of November 2, 2004 and shall remain in effect until changed in writing by the parties.

WELLS FARGO FUNDS MANAGEMENT, LLC

By:	/s/ Andrew Owen
Andrew Owen
Senior Vice President

GALLIARD CAPITAL MANAGEMENT, INC.

By:	/s/ John R. Caswell
John R. Caswell
Managing Partner